EXHIBIT 2

AGREEMENT made this 20th day of November, 1995 by and between Ultimistics, Inc., a Delaware Corporation, ("Ultimistics") and Skyguards S.A. a Luxemburg Corporation, ("Skyguards").

1. Skyguards hereby represents that it is the owner of 199 shares out of 200 shares, which is all of the issued and outstanding stock of SCI Barentin, a French corporation which is the owner of parcels of property in France more particularly described in Exhibit "A".

2. Skyguards hereby agrees to sell to Ultimistics its SCI Barentin stock described in paragraph 1 for the issuance by Ultimistics of 3,900,000 shares of its restricted common stock. The receipt of which is acknowledged by both parties to this Agreement.

3. Skyguards further represents the property described in Exhibit "A" has a net worth of approximately $38,099,000 U.S.D. (cf. Expertise Gautier, Valuers International).

4. The parties agree that any previous agreements are revoked, and that this Agreement will be the only enforceable agreement between the parties.

5. The parties to this Agreement hereby acknowledge that the transaction as reflected in Exhibit "A" excludes any and all real estate holdings of SCI Residence Lamarck in Paris, France; as well as the bank account of SCI Residence Lamarck at Credit Agricole, which currently is approximately $400,000 U.S.D. The parties agree that Skyguards shall exchange with SCI Barentin, at a future date, 200,000 shares of Ultimistics stock for the Paris, France real estate and the funds in the Credit Agricole bank account, including any accrued interest, held by SCI Residence Lamarck.

6. This document represents the entire agreement of the parties and merges all prior understandings of the parties. No change or modification shall be effective unless it is in writing and signed by the party to be charged with such change or modification.

ULTIMISTICS, INC.

By: /S/ Christophe Giovannetti

SKYGUARDS S.A.

By: /S/ Yves-Victor Uzan